SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 18, 2005	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, April 18, 2005

CPR BEGINS CAPACITY EXPANSION IN WESTERN CANADA

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) announced today it has begun a major expansion of the track network in its western corridor extending from the Prairie region to the Port of Vancouver.

The expansion is expected to cost approximately $160 million. When completed this fall, it will increase CPR’s capacity in western Canada by 12 per cent, or more than 400 freight cars a day. Depending upon the rate of utilization of the additional capacity, the expansion would translate into full-year incremental earnings per share1 (EPS) in the range of $0.25 to $0.40.

“There have been positive developments in our customers’ markets as well as sufficiently encouraging signals in the federal government’s Bill C-44 that CPR has decided to take the first step to expand our western track network,” said Rob Ritchie, President and Chief Executive Officer of CPR.

CPR recently signed a five-year contract with its largest customer, Elk Valley Coal Corporation, providing for an increase in coal volumes and rates through 2009. Three major potash producers, all served by CPR, have announced plans to increase production by a total of 2.6 million tonnes per year between the second quarter of 2006 and the fourth quarter of 2007. Bill C-44, as drafted with amendments to Canadian transportation law, would provide a sufficiently stable regulatory environment to give CPR the confidence to invest in more capacity.

CPR’s $160-million expansion program this year is in addition to planned capital investment of approximately $760 million. Cash flow in 2005 will remain positive.

CPR’s increased freight capacity will feed Asian markets that are hungry for Canada’s resources. It will support the Vancouver Port Authority’s expansion plans and the British Columbia government’s port strategy to make the province the preferred gateway to North America for growing volumes of finished goods from China and its efforts to promote economic growth in the Interior. Western commodities, such as coal from the B.C. Interior and grain, sulphur and fertilizers from the Prairies, are moving to the west coast in growing volumes.

Mr. Ritchie said the federal, British Columbia and Alberta governments have created a positive business climate for capital investment in infrastructure in the west. The three governments recognize that the biggest issue facing Canadian businesses is whether there will be sufficient transportation capacity for them to take advantage of growing global markets.

“Increased trade with China and other Asian countries has clearly shown that transportation capacity can be an enabler of economic growth. Canadian shippers and ports want to participate in growing global markets. They want us to expand track capacity, and we are encouraged enough to take the initial step. Decisions on whether and when additional expansion phases are carried out will be influenced by ongoing market conditions and the future policy environment in Canada,” Mr. Ritchie said.

The expansion work this year involves 25 projects, including:

➢	10 projects between Moose Jaw, Sask., and Calgary to extend sidings and lay sections of double track;
➢	three projects between Edmonton and Calgary to extend sidings and build a new siding;
➢	12 projects between Calgary and the Port of Vancouver to extend sidings and lay sections of double track.

NOTE ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

1NON-GAAP EARNINGS MEASURE

The EPS guidance discussed in this news release is based on a non-GAAP earnings measure. CPR presents non-GAAP earnings measures to provide a basis for evaluating underlying earnings trends that can be compared with prior financial results. EPS excludes foreign currency translation effects on long-term debt, which can be volatile and short term, as well as other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled.

It should be noted that EPS has no standardized meaning and is not defined by Canadian generally accepted accounting principles and, therefore, is unlikely to be comparable to similar measures presented by other companies.

About Canadian Pacific Railway

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca